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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                                Jasmine's Garden
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                                (Name of Issuer)

                                  Common Stock
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                              (Title of Securities)

                                   471163 10 5
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                                 (CUSIP Number)

                                Cheering Limited
  2/F Wondial Building, Keji South 6 Road, Shenzhen High-Tech Industrial Park,
           Shennan Blvd, Shenzhen, China 518057 (011) 86-755-26983832
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          (Names, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 2, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 471163 10 5                                                       Page
1 of 4 Pages
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1     Names of Reporting Persons
       IRS Identification Nos. of Above Persons
       CHEERING LIMITED
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2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)      Not Applicable

      (b)      Not Applicable

      Not Applicable

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3     SEC Use Only

4     Source of Funds                                                         WC

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      Not Applicable

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6     Citizenship or Place of Organization     British Virgin Islands
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Number of Shares Beneficially Owned by Each Reporting Person With:

7     Sole Voting Power                                                5,760,000

8     Shared Voting Power                                         Not Applicable

9     Sole Dispositive Power                                           5,760,000

10    Shared Dispositive Power                                    Not Applicable
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11    Aggregate Amount Beneficially Owned by Each Reporting Person     5,760,000
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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

      Not Applicable
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13    Percent of Class Represented by Amount in Row (9)                    95.8%

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14       Type of Reporting Person (See Instructions)                          CO
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Item 1. Security and Issuer.

This statement relates to the Common Stock of Jasmine's Garden, a Nevada corporation. The principal executive offices of Jasmine's Garden are located at 2/F Wondial Building, Keji South 6 Rd, Shenzhen High-Tech Industrial Park, Shennan Blvd, Shenzhen, China 518057.

Item 2. Identity and Background.

The identity of the person filing this statement is as follows:

a.    Name: Cheering Limited

b.    Address: 2/F Wondial Building,
               Keji South 6 Rd,
               Shenzhen High-Tech Industrial Park,
               Shennan Blvd
               Shenzhen, China 518057.

c.    Present Occupation: Investment Holding Company

d. Cheering Limited has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. Cheering Limited was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.    Citizenship. Not Applicable

Item 3. Source and Amount of Funds or Other Consideration.

Cheering Limited acquired 5,760,000 shares of Common Stock of Jasmine's Garden from Jasmine and Jack Gregory on December 2, 2003. Cheering Limited paid $221,220.74 for the Common Stock. The purchase price for the Common Stock was paid in cash from Cheering Limited's working capital.

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Item 4. Purpose of Transaction.

Cheering Limited acquired the Common Stock for the purpose of acquiring control of Jasmine's Garden. As of the filing date, Cheering Limited has no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D. However, Cheering Limited intends to hold Jasmine's Garden available for an extraordinary corporate transaction, such as a merger or sale. Subject to and depending upon prevailing market prices, Cheering Limited may purchase shares of Common Stock from time to time in the open market or in privately negotiated transactions with third parties. In addition, depending upon prevailing conditions, Cheering Limited may decide to dispose of in the open market or in privately negotiated transactions with third parties, or otherwise, shares of Common Stock owned by it. In conjunction with the purchase of the Common Stock, the Board of Directors elected Zuzhuan Xu to serve as the President and two of his associates to serve as the Treasurer and Secretary of Jasmine's Garden. Subsequently, the sole director of Jasmine's Garden elected Tsu Kit to the Board of Directors.

Item 5. Interest in Securities of the Issuer.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Cheering Limited is considered the beneficial owner of a total of 5,760,000 shares of Jasmine's Garden Common Stock, representing approximately 95.8% of all issued and outstanding shares. Cheering Limited has sole voting power and sole power to dispose of the Common Stock. Cheering Limited has not engaged in any transactions involving Jasmine's Garden Common Stock during the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Cheering Limited.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            December 11, 2003

                                          /s/ Yibo Sun
                                          --------------------------------------
                                          Yibo Sun, Chairman and
                                            Chief Executive Officer
                                            Cheering Limited